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CERTIFICATE OF DESIGNATION

OF

AMARANTUS BIOSCIENCES, INC.

Pursuant to Section 151(g) of the

Delaware General Corporation Law

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SERIES B CONVERTIBLE PREFERRED STOCK

On behalf of Amarantus BioSciences, Inc., a Delaware corporation (the “Corporation”), the undersigned hereby certifies that the following resolution has been duly adopted by the board of directors of the Corporation (the “Board”):

RESOLVED, that, pursuant to the authority granted to and vested in the Board by the provisions of the articles of incorporation of the Corporation (the “Articles of Incorporation”), there hereby is created, out of the ten million (10,000,000) shares of preferred stock, par value $.001 per share, of the Corporation authorized by Article Fourth of the Articles of Incorporation (“Preferred Stock”), Series B Convertible Preferred Stock, consisting of two million five hundred thousand (2,500,000) shares, which series shall have the following powers, designations, preferences and relative participating, optional and other special rights, and the following qualifications, limitations and restrictions:

The specific powers, preferences, rights and limitations of the Series B Convertible Preferred Stock are as follows:

1. Designation; Rank. This series of Preferred Stock shall be designated and known as “Series B Convertible Preferred Stock.” The number of shares constituting the Series B Convertible Preferred Stock shall be two million five hundred thousand (2,500,000) shares. Except as otherwise provided herein, the Series B Convertible Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank pari passu with the common stock, par value $0.001 per share (the “Common Stock”), of the Corporation.

2. Dividends. The Holders of shares of the Series B Convertible Preferred Stock shall not be entitled to receive dividends.

3. Liquidation; In the event of any dissolution, liquidation or winding up of the Corporation (a “Liquidation”), whether voluntary or involuntary, without priority over any other shareholders, the Holders of Series B Convertible Preferred Stock shall not be entitled to receive any liquidation distribution.

4. Conversion of Series B Convertible Preferred Stock. The Holders of Series B Convertible Preferred Stock shall have conversion rights as follows:

(a)	Conversion Right.

(i)                        Upon the two year anniversary date of of this Certificate of Designation each share of Series B Convertible Preferred Stock shall be automatically converted into fifty (50) shares of the Corporation’s Common Stock.

(ii)                      In the event of a change in control (as defined below) before the two year anniversary from the Certificate of Designation date of the Series B Preferred Stock then the Series B Preferred Stock will automatically convert to Common shares of the Corporation as described in Section 4(a)(i).

A sale of all or substantially all of the Corporation’s assets or an acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, a reorganization, consolidated or merger) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation will be deemed to be a “Change in Control” event.

(b) Mechanics of Optional Conversion. Upon the two year anniversary of the Ceritificate of Designation, or in the event of a Change in Control, the Company will have all of the issued Series B Convertible Preferred shares converted to Common Stock and issue new certificates to the Holders

(c) No Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series B Convertible Preferred Stock. In lieu of any fractional share to which the Holder would be entitled but for the provisions of this Section 4(c) based on the number of shares of Series B Convertible Preferred Stock held by such Holder, the Corporation shall issue a number of shares to such Holder rounded up to the nearest whole number of shares of Common Stock. No cash shall be paid to any Holder of Series B Convertible Preferred Stock by the Corporation upon conversion of Series B Preferred Convertible Stock by such Holder.

(d) Reservation of Stock. The Corporation shall at all times when any shares of Series B Preferred Convertible Stock shall be outstanding, reserve and keep available out of its authorized but unissued Common Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Convertible Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all outstanding shares of the Series B Convertible Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized by unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(e) Notices of Record Date. In the event any record date is fixed for the purpose of (i) determining the holders of any class or series of stock or other securities who are entitled to receive any dividend or other distribution or (ii) to effect a Liquidation, the Corporation shall mail to each Holder of Series B Convertible Preferred Stock at least ten (10) days prior to the record date set forth therein a notice setting forth: (A) such record date and a description of such dividend or distribution; or (B) (1) the date on which any such recapitalization, reorganization, merger, consolidation, disposition, dissolution, liquidation or winding up is expected to become effective; and (2) the time, if any is to be fixed, as to when the Holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such recapitalization, reorganization, merger, consolidation, disposition, dissolution, liquidation or winding up.

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(f) Income Taxes. The converting Holder shall pay any and all income and other non-income taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series B Convertible Preferred Stock.

(g) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under Section 4 of this Designation by the Corporation, but will at all times in good faith assist in carrying out of all the provision of Section 4 of this Designation and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holders against impairment.

5. Redemption. At any time within two years from the date of issuance of the Series B Convertible Preferred Stock, or as of a Change in Control event, the Corporation shall have the right to redeem any of the unvested Series B Convertible Preferred Stock upon paying the shareholder the original price paid by the shareholder.

6. Voting. The Holders of Series B Convertible Preferred Stock shall be entitled to vote along with the Common Shares, at the same rate as if the Convertible Preferred Shares have been fully converted into Common Shares (By way of example: 1 share of Convertible Preferred Stock equals 50 votes when voted together with the Common Stock).

IN WITNESS WHEREOF, the undersigned have duly signed this Designation as of this 30th day of June, 2012 .

Amarantus BioSciences, Inc.

/s/ Gerald Commissiong
By: Gerald Commissiong Title: President and CEO

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